VK 3/18/04

AH 3/16/2004

04015930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
May Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

696 McVey Avenue
(No. and Street)

Lake Oswego (City) OR (State) 97034 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH., D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Graves (503) 635-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hainley & Lavey, P.C.
(Name – *if individual, state last, first, middle name*)

1400 SW 5th AVe. #770 (Address) Portland (City) OR (State) 97201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earle C. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

OFFICIAL SEAL
RICHARD D GRAVES
NOTARY PUBLIC – OREGON
COMMISSION NO. 338204
MY COMMISSION EXPIRES SEPT. 6, 2004

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5537

(503) 226-2441
FAX (503) 226-2489

February 23, 2004

Independent Auditor's Report

The Board of Directors
May Management, Inc.
PO Box 1629
Lake Oswego, Oregon 97035

We have audited the accompanying statement of financial condition of May Management, Inc. as of December 31, 2003 and the related statements of income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yours very truly,

Hainley + Lavey, P.C.

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Financial Condition
at December 31, 2003
(See notes to financial statements)

ASSETS

Cash			$ 47,413
Securities owned			740,220
Deposit with clearing organization			100,000
			$ 887,633

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:			
Margin loan from clearing organization			5,283
STOCKHOLDERS' EQUITY:			
Common stock - authorized 300,000 shares without par value, issued and outstanding 97,367 shares		$ 97,367	
Additional paid-in capital		10,195	
Retained earnings -			
January 1, 2003	$ 770,098		
Net income	259,158		
Distributions to stockholders	(254,468)		
December 31, 2003		774,788	
Total stockholders' equity			882,350
			$ 887,633

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Income
For the Year Ended December 31, 2003
(See notes to financial statements)

INCOME:		
Management fees		$ 411,622
Commissions		399,231
Realized and unrealized gains on securities		284,519
Interest and dividends		43,640
Total income		1,139,012
EXPENSES:		
Salaries and commissions	$ 352,679	
Payroll taxes	31,699	
Medical insurance	39,234	
Retirement contributions	6,591	
Clearing and custodial fees	123,392	
Travel and entertainment	23,438	
Office rent	36,560	
Equipment rent	106,000	
Quote services	14,594	
Computer services	26,936	
Professional services	53,422	
Dues, fees and licenses	7,140	
Insurance	4,730	
Interest	297	
Supplies	16,448	
Telephone	11,374	
Donations	2,189	
Publications and training	5,207	
Repairs and maintenance	13,339	
Miscellaneous	4,585	
Total expenses		879,854
NET INCOME		$ 259,158

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2003
(See notes to financial statements)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 259,159
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities -	
Securities owned	(19,155)
Deposits	26,345
Accounts payable	(4,308)
Net cash provided by operating activities	262,041
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(254,468)
Principal payments on margin loan	(27,744)
Net cash used by financing activities	(282,212)
NET CHANGE	(20,171)
CASH - beginning	67,584
CASH - ending	$ 47,413
Cash paid during the year for:	
Interest expense	$ 297

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Notes to Financial Statements

NATURE OF OPERATIONS:
May Management, Inc. was incorporated in 1969 as a registered broker/dealer with the Securities and Exchange Commission. The company provides investment management services to individual and institutional clients located primarily in Oregon and Washington. May Management has a correspondent relationship with an unrelated company, Pershing LLC. All client accounts are maintained and all securities transactions are cleared through that organization.

SIGNIFICANT ACCOUNTING POLICIES:
Cash consists of a checking account and brokerage account cash balances.

Securities owned are valued at market.

Securities transactions and related commission income and clearing fees are recorded on the trade date. Management fees are recorded monthly.

No provision for income taxes is shown because of the election by the stockholders to report the income of the corporation on their personal income tax returns under Subchapter S of the Internal Revenue Code.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

MARGIN LOAN:
The maximum borrowing on margin from Pershing is 50% of market value of securites owned. Interest is charged at the call money rate plus .75%.

NET CAPITAL:
Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Commission, the company is required to maintain a minimum net capital of $100,000. Net capital at December 31, 2003 was $728,237. The company is also required to maintain a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. The ratio was .007 to 1 at December 31, 2003.

RELATED PARTY TRANSACTIONS:
The company rents equipment and office space from related companies on a monthly basis for a total of $142,560 during 2003. Occasional security trades between the company and its shareholders are considered to be at arm's length.

RETIREMENT PLAN:
The company has a defined contribution pension plan, which matches employee contributions up to 3% of compensation.

CONCENTRATION OF CREDIT RISK:
All securities owned and a deposit of $100,000 are held at Pershing Division.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:
In the normal course of business, May Management's activities involve the execution and settlement of various securities transactions, including the sale of securities not yet purchased. In the event the other party to a transaction is unable to fulfill its contracted obligation, May Managment may be required to

purchase or sell securities at prevailing market prices in order to satisfy its obligation to a client. These market prices may differ from the contracted price.

The company records security transactions on the settlement date, which is generally three business days after the trade date. May Management is therefore exposed to risk of loss on transactions if the other party is unable to meet the terms of the contract by the settlement date. In that case the company may have to purchase or sell securities at prevailing market prices, which could differ from the contracted price.

CONTINGENT LIABILITY:

The company has agreed to indemnifyPershing for any deficiencies in client margin accounts. May Management monitors all accounts under its control to minimize any risk.

MAY MANAGEMENT, INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
at December 31, 2003

Total stockholders' equity			$	882,350
Haircuts on securities:				
Debt securities	$	36,328		
Other securities		81,315		
Undue concentration		36,470		
Total haircuts				(154,113)
Net capital			$	728,237
Aggregate indebtedness:				
Accounts payable			$	0
Margin loan				5,283
Total aggregate indebtedness			$	5,283
Computation of basic net capital requirement:				
Net capital			$	728,237
Minimum net capital required				(100,000)
Excess net capital			$	628,237
Ratio of aggregate indebtedness to net capital		.007 to 1		

There is no material difference from net capital and the net capital computation on the Company's unaudited FOCUS report as of December 31, 2002

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the computation of reserve requirements and possession or control requirements under SEC rule 15c3-3.

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

February 23, 2004

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5537

(503) 226-2441
FAX (503) 226-2489

Board of Directors
May Management, Inc.
PO Box 1629
Lake Oswego, Oregon 97035

In planning and performing our audit of the financial statements of May Management, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Yours very truly,

696 MCVEY AVE.
POST OFFICE BOX 1629
LAKE OSWEGO, OR 97034
503.635.8844 800.635.8844
FAX: 503.635.5081

MAY MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 47,413
Securities owned	740,220
Deposit with clearing organization	100,000
	$ 887,633

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Margin loan from clearing organization	$ 5,283
STOCKHOLDERS' EQUITY	882,350
	$ 887,633

The adjusted net capital at December 31, 2003 computed in accordance with SEC rule 15c3-1 was $728,237, which was $628,237 in excess of the minimum required net capital of $100,000. The ratio of aggregate indebtedness to net capital at December 31, 2003 was .007 to 1, with the maximum allowable ratio being 15 to 1. The most recent audited annual report to the Securities and Exchange Commission is available for examination and copying in our office and at the SEC regional office in Los Angeles.

INDEPENDENT ACCOUNTANTS' OPINION

We have audited, in accordance with generally accepted auditing standards, the statement of financial condition of May Management, Inc. as of December 31, 2003, and the related statements for the year then ended (not presented herein); and in our report dated February 23, 2004 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial condition is fairly stated in all material respects in relation to the financial statements from which it has been derived.

Hainley & Lavey, P.C.
Hainley & Lavey, P.C.
Certified Public Accountants

February 23, 2004